

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece



BY COURIER

No/Date : f/DI : 80/28-2-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 06 2006
WASH, D.C.
185
SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Enclosure
- An announcement

dlw 3/7



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation, in accordance with the Athens Stock Exchange regulations, announces its intention to:

- publish its financial statements and its consolidated financial statements on March 29, 2006
- present the financial results to the analysts on March 29, 2006.
- have the Annual Shareholders Meeting to take place on May 3, 2006
- trade its share ex dividend on June 21, 2006.
- commence payment of the annual dividend for the year 2005 through a bank settlement on June 28, 2006.

Athens, February 28, 2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI : 80/28-2-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An announcement



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation, in accordance with the Athens Stock Exchange regulations, announces its intention to:

- publish its financial statements and its consolidated financial statements on March 29, 2006

- present the financial results to the analysts on March 29, 2006.

- have the Annual Shareholders Meeting to take place on May 3, 2006

- trade its share ex dividend on June 21, 2006.

- commence payment of the annual dividend for the year 2005 through a bank settlement on June 28, 2006.

Athens, February 28, 2006